UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Ranger Oil Corporation

(Name of Issuer)

Common Stock Class A, par value $.01

(Title of Class of Securities)

70788V102

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V102	SCHEDULE 13D	Page 2 of 13

1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,015,498
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		1,015,498

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,498
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.34%
14.	TYPE OF REPORTING PERSON

IA; OO

CUSIP No. 70788V102	SCHEDULE 13D	Page 3 of 13

1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,015,498
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		1,015,498

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,498
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.34%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 70788V102	SCHEDULE 13D	Page 4 of 13

1.	NAME OF REPORTING PERSON:

Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,015,498
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		1,015,498

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,498
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.34%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 70788V102	SCHEDULE 13D	Page 5 of 13

1.	NAME OF REPORTING PERSON:

David J. Snyderman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		1,015,498
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		1,015,498

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,498
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.34%
14.	TYPE OF REPORTING PERSON

HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the Class A common stock, $0.01 par value (the “Shares”), of Ranger Oil Corporation, a company incorporated in Virginia (the “Company”). The principal executive offices of the Company is 16285 Park Ten Place, Suite 500, Houston, TX 77084.

Item 2.	identity and background

(a)       The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund, and (iii) Magnetar Relative Value Master Fund Ltd, a Cayman Islands exempted company, (“Relative Value Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

(b)       The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)       Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,015,498 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $40,483,422.35 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 1,015,498 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed on May 9, 2023 that 19,008,710 Class A Shares were outstanding as of May 3, 2023.

(a)               As of the close of business May 10, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,015,498 Shares, which consisted of (i) 790,062 Shares held for the benefit of PRA Master Fund, (ii) 210,496 Shares held for the benefit of Systematic Master Fund and (iii) 14,940 Shares held for the benefit of Relative Value Master Fund, and all such Shares represented beneficial ownership of approximately 5.34% of the Shares.

(b)               As of the close of business May 10, 2023, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,015,498 Shares, which consisted of (i) 790,062 Shares held for the benefit of PRA Master Fund, (ii) 210,496 Shares held for the benefit of Systematic Master Fund and (iii) 14,940 shares held for the benefit of Relative Value Master Fund, and all such Shares represented beneficial ownership of approximately 5.34% of the Shares.

(c)               Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NYSE and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on February 28, 2023:

On February 27, 2023, Ranger Oil Corporation (the “Company”), a Virginia corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 27, 2023, by and between Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”), and the Company. It is contemplated by the Merger Agreement that at a later date, but in any event prior to the Company’s shareholder meeting relating to the approval of the Company Merger (as defined below), an indirect wholly owned subsidiary of Parent (such subsidiary, the “Merger Sub”) will be added to the Merger Agreement by joinder. The Merger Agreement, among other things, provides for the combination of the Company and Parent through the merger of Merger Sub with and into the Company (the “Company Merger”), with the Company continuing its existence as the surviving corporation following the Company Merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of Parent.

(d)       No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title:	Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title:	Attorney-in-fact for David J. Snyderman

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
3/13/2023	25,338	38.70101	(3)
3/13/2023	12,200	39.62300	(4)
3/14/2023	20,215	38.73440	(5)
3/14/2023	12,400	39.57222	(6)
3/15/2023	11,300	35.51145	(7)
3/15/2023	32,000	36.53641	(8)
3/15/2023	4,400	37.23810	(9)
3/16/2023	25,098	36.05551	(10)
3/16/2023	18,600	37.07187	(11)
3/17/2023	46,250	36.47880	(12)
3/20/2023	24,115	36.59130	(13)
3/21/2023	45,324	38.12601	(14)
3/22/2023	38,518	38.05233	(15)
3/22/2023	1,300	38.59273	(16)
3/23/2023	25,001	37.45254	(17)
3/23/2023	9,100	38.41449	(18)
3/24/2023	10,700	36.85660	(19)
3/24/2023	37,272	37.73463	(20)
3/27/2023	9,456	38.33918	(21)
3/27/2023	27,491	39.57728	(22)
3/27/2023	1,600	39.86373	(23)
3/28/2023	27,260	40.03614	(24)
4/3/2023	21,247	42.87911	(25)
4/4/2023	26,738	42.10316	(26)
4/4/2023	2,550	42.81710	(27)
4/5/2023	13,151	42.09271	(28)
4/5/2023	100	42.75000
4/10/2023	11,207	42.21671	(29)
4/11/2023	18,563	43.10908	(30)
4/11/2023	4,603	43.45784	(31)
4/12/2023	9,049	43.27164	(32)
4/13/2023	5,961	43.48308	(33)
4/14/2023	4,400	43.61494	(34)
4/17/2023	8,578	42.98778	(35)
4/18/2023	6,801	42.77028	(36)
4/19/2023	7,754	42.06746	(37)
4/20/2023	14,927	41.29403	(38)
4/21/2023	5,675	41.00135	(39)
4/24/2023	1,090	41.35078	(40)
4/24/2023	6,863	42.20524	(41)
4/25/2023	11,505	41.17445	(42)
4/25/2023	100	41.89500
4/26/2023	8,068	40.03652	(43)

4/26/2023	3,241	40.85391	(44)
4/27/2023	17,377	40.04178	(45)
4/28/2023	2,740	40.55249	(46)
4/28/2023	6,797	41.31054	(47)
5/1/2023	11,941	41.08121	(48)
5/2/2023	39,860	38.95123	(49)
5/2/2023	800	39.63375	(50)
5/3/2023	16,820	38.32549	(51)
5/4/2023	5,732	38.63384	(52)
5/5/2023	2,992	39.80667	(53)
5/8/2023	3,482	39.01282	(54)
5/8/2023	100	40.27000
5/9/2023	10,898	38.43910	(55)
5/10/2023	2,644	38.183801	(56)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $38.70101 per share, at prices ranging from $38.33 to $39.31 per share.

(4) Reflects a weighted average purchase price of $39.62300 per share, at prices ranging from $39.33 to $40.04 per share.

(5) Reflects a weighted average purchase price of $38.73440 per share, at prices ranging from $38.31 to $39.3 per share.

(6) Reflects a weighted average purchase price of $39.57222 per share, at prices ranging from $39.3188 to $39.93 per share.

(7) Reflects a weighted average purchase price of $35.51145 per share, at prices ranging from $35.0673 to $36.05 per share.

(8) Reflects a weighted average purchase price of $36.53641 per share, at prices ranging from $36.13 to $37.06 per share.

(9) Reflects a weighted average purchase price of $37.23810 per share, at prices ranging from $37.07 to $37.49 per share.

(10) Reflects a weighted average purchase price of $36.05551 per share, at prices ranging from $35.48 to $36.46 per share.

(11) Reflects a weighted average purchase price of $37.07187 per share, at prices ranging from $36.49 to $37.46 per share.

(12) Reflects a weighted average purchase price of $36.47880 per share, at prices ranging from $36.0597 to $37.01 per share.

(13) Reflects a weighted average purchase price of $36.59130 per share, at prices ranging from $36.09 to $37.02 per share.

(14) Reflects a weighted average purchase price of $38.12601 per share, at prices ranging from $37.61 to $38.5288 per share.

(15) Reflects a weighted average purchase price of $38.05233 per share, at prices ranging from $37.5497 to $38.5 per share.

(16) Reflects a weighted average purchase price of $38.59273 per share, at prices ranging from $38.55 to $38.71 per share.

(17) Reflects a weighted average purchase price of $37.45254 per share, at prices ranging from $37.09 to $38.08 per share.

(18) Reflects a weighted average purchase price of $38.41449 per share, at prices ranging from $38.17 to $38.65 per share.

(19) Reflects a weighted average purchase price of $36.85660 per share, at prices ranging from $36.38 to $37.37 per share.

(20) Reflects a weighted average purchase price of $37.73463 per share, at prices ranging from $37.38 to $37.96 per share.

(21) Reflects a weighted average purchase price of $38.33918 per share, at prices ranging from $37.85 to $38.83 per share.

(22) Reflects a weighted average purchase price of $39.57728 per share, at prices ranging from $38.87 to $39.84 per share.

(23) Reflects a weighted average purchase price of $39.86373 per share, at prices ranging from $39.85 to $39.88 per share.

(24) Reflects a weighted average purchase price of $40.03614 per share, at prices ranging from $39.6755 to $40.565 per share.

(25) Reflects a weighted average purchase price of $42.87911 per share, at prices ranging from $42.34 to $43.08 per share.

(26) Reflects a weighted average purchase price of $42.10316 per share, at prices ranging from $41.499 to $42.47 per share.

(27) Reflects a weighted average purchase price of $42.81710 per share, at prices ranging from $42.54 to $43.15 per share.

(28) Reflects a weighted average purchase price of $42.09271 per share, at prices ranging from $41.75 to $42.7 per share.

(29) Reflects a weighted average purchase price of $42.21671 per share, at prices ranging from $41.905 to $42.65 per share.

(30) Reflects a weighted average purchase price of $43.10908 per share, at prices ranging from $42.38 to $43.37 per share.

(31) Reflects a weighted average purchase price of $43.45784 per share, at prices ranging from $43.38 to $43.65 per share.

(32) Reflects a weighted average purchase price of $43.27184 per share, at prices ranging from $42.95 to $43.73 per share.

(33) Reflects a weighted average purchase price of $43.48308 per share, at prices ranging from $43.06 to $43.66 per share.

(34) Reflects a weighted average purchase price of $43.61494 per share, at prices ranging from $43.24 to $43.96 per share.

(35) Reflects a weighted average purchase price of $42.98778 per share, at prices ranging from $42.8 to $43.51 per share.

(36) Reflects a weighted average purchase price of $42.77028 per share, at prices ranging from $42.515 to $43.08 per share.

(37) Reflects a weighted average purchase price of $42.06746 per share, at prices ranging from $41.765 to $42.39 per share.

(38) Reflects a weighted average purchase price of $41.29403 per share, at prices ranging from $40.96 to $41.86 per share.

(39) Reflects a weighted average purchase price of $41.00135 per share, at prices ranging from $40.82 to $41.46 per share.

(40) Reflects a weighted average purchase price of $41.35078 per share, at prices ranging from $40.945 to $41.62 per share.

(41) Reflects a weighted average purchase price of $42.20524 per share, at prices ranging from $42.1 to $42.29 per share.

(42) Reflects a weighted average purchase price of $41.17445 per share, at prices ranging from $40.85 to $41.77 per share.

(43) Reflects a weighted average purchase price of $40.03652 per share, at prices ranging from $39.64 to $40.62 per share.

(44) Reflects a weighted average purchase price of $40.85391 per share, at prices ranging from $40.65 to $41.07 per share.

(45) Reflects a weighted average purchase price of $40.04178 per share, at prices ranging from $39.78 to $40.66 per share.

(46) Reflects a weighted average purchase price of $40.55249 per share, at prices ranging from $40.14 to $41.035 per share.

(47) Reflects a weighted average purchase price of $41.31054 per share, at prices ranging from $41.145 to $41.49 per share.

(48) Reflects a weighted average purchase price of $41.08121 per share, at prices ranging from $40.9 to $41.42 per share.

(49) Reflects a weighted average purchase price of $38.95123 per share, at prices ranging from $38.515 to $39.5 per share.

(50) Reflects a weighted average purchase price of $39.63375 per share, at prices ranging from $39.53 to $39.7 per share.

(51) Reflects a weighted average purchase price of $38.32549 per share, at prices ranging from $38.09 to $38.75 per share.

(52) Reflects a weighted average purchase price of $38.63384 per share, at prices ranging from $38.03 to $39.00 per share.

(53) Reflects a weighted average purchase price of $39.80667 per share, at prices ranging from $39.64 to $40.12 per share.

(54) Reflects a weighted average purchase price of $39.01282 per share, at prices ranging from $38.889 to $39.45 per share.

(55) Reflects a weighted average purchase price of $38.43910 per share, at prices ranging from $38.42 to $38.5585 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 12, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on May 12, 2023.